

10026778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67083

FFR 2 4 2010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/09   AND ENDING   12/31/09

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mann Mann Jensen Partners LP

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, Suite 14A

                                        (No. and Street)

New York   NY   10017

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kolber   212-754-2165

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein Reminick LLP

                          (Name – if individual, state last, first, middle name)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Kolber _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mann Mann Jensen Partners LP _____, as of December 31 _____, 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

WERNER GRASER
Notary Public - State of New York
No. 01GR6114286
Qualified in New York County
My Commission Expires August 9, 201?

_____
Signature

_____
Chief Financial Officer/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*



HOLTZ RUBENSTEIN REMINICK

CERTIFIED PUBLIC ACCOUNTANTS

New York City: **1430 Broadway, New York, NY 10018-3308**
Tel: **212.697.6900 Fax: 212.490.1412**
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400   Fax: 631.752.1742

**Independent Auditors' Report on Internal
Control Structure Required by SEC Rule 17a-5**

To the Partners
Mann Mann Jensen Partners LP

In planning and performing our audit of the financial statements and supplementary schedule of Mann Mann Jensen Partners LP (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.
2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Worldwide
Representation by



Holtz Rubenstein Reminick LLP


HOLTZ
RUBENSTEIN
REMINICK

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

New York, New York
February 19, 2010



HOLTZ RUBENSTEIN REMINICK

CERTIFIED PUBLIC ACCOUNTANTS

New York City: **1430 Broadway, New York, NY 10018-3308**
Tel: **212.697.6900** Fax: **212.490.1412**
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

**Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Partners
Mann Mann Jensen Partners LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Mann Mann Jensen Partners LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the Commodity Futures Trading Commission, solely to assist you and the other specified parties in evaluating Mann Mann Jensen Partners LP's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mann Mann Jensen Partners LP's management is responsible for Mann Mann Jensen Partners LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Holtz Rubenstein Reminick LLP

New York, New York
February 19, 2010





HOLTZ
RUBENSTEIN
REMINICK

MANN MANN JENSEN PARTNERS LP

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009


HOLTZ
RUBENSTEIN
REMINICK

MANN MANN JENSEN
PARTNERS LP

Contents

Year Ended December 31, 2009   *Pages*

Financial Statements

Supplementary Information



Financial Statements



HOLTZ RUBENSTEIN REMINICK

CERTIFIED PUBLIC ACCOUNTANTS

New York City: **1430 Broadway, New York, NY 10018-3308**
· **Tel: 212.697.6900 Fax: 212.490.1412**
www. hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400   Fax: 631.752.1742

Report of Independent Registered Public Accounting Firm

To the Partners
Mann Mann Jensen Partners LP

We have audited the accompanying statement of financial condition of Mann Mann Jensen Partners LP as of December 31, 2009, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mann Mann Jensen Partners LP at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

New York, New York
February 19, 2010





MANN MANN JENSEN PARTNERS LP

Statement of Financial Condition

December 31, 2009

Assets

Cash and Cash Equivalents	$	656,227
Accounts Receivable		97,846
Prepaid Expenses		28,833
Property and Equipment, net		17,170
Total Assets	$	800,076

Liabilities and Partners' Capital

Liabilities:		
Accounts payable and accrued liabilities	$	108,514
Deferred compensation		118,995
Total Liabilities		227,509

Commitments

Partners' Capital		572,567
Total Liabilities and Partners' Capital	$	800,076



MANN MANN JENSEN PARTNERS LP

Statement of Operations

Year Ended December 31, 2009

Revenue:	
Management and incentive fees	$ 1,594,468
Total Revenue	1,594,468
Operating Expenses:	
Guaranteed payments to partners	200,000
Compensation and benefits	981,433
General and administrative expenses	876,504
Total Operating Expenses	2,057,937
Loss from Operations	(463,469)
Other Income (Expense):	
Realized loss on deferred management fees receivable	(17,009)
Interest income	1,032
Total Other Expense	(15,977)
Loss before Provision for Income Taxes	(479,446)
Provision for Income Taxes	18,000
Net Loss	$ (497,446)



MANN MANN JENSEN PARTNERS LP

Statement of Changes in Partners' Capital

Year Ended December 31, 2009

	General Partner		Limited Partner		Total	
Balance - beginning of year	$	10,200	$	1,009,813	$	1,020,013
Partner Contributions		500		49,500		50,000
Net Loss		(4,974)		(492,472)		(497,446)
Balance - end of year	$	5,726	$	566,841	$	572,567

See notes to financial statements.



MANN MANN JENSEN PARTNERS LP

Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net loss	$ (497,446)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Depreciation	27,665
Realized loss on deferred management fees receivable	17,009
Decrease in operating assets:	
Accounts receivable	339,779
Prepaid expenses	33,982
Deferred management fee receivable	242,583
Other assets	2,797
Increase in operating liabilities:	
Accounts payable and accrued liabilities	25,086
Deferred compensation	6,983
Net Cash Provided by Operating Activities	198,438
Cash Flows from Investing Activities:	
Purchase of property and equipment	(4,278)
Net Cash Used in Investing Activities	(4,278)
Cash Flows from Financing Activities:	
Partner contributions	50,000
Net Cash Provided by Financing Activities	50,000
Net Increase in Cash and Cash Equivalents	244,160
Cash and Cash Equivalents - beginning of year	412,067
Cash and Cash Equivalents - end of year	$ 656,227
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 2,561
Interest	$ -


Notes to Financial Statements

Year Ended December 31, 2009

1. **Organization and Nature of Business**

   Mann Mann Jensen Partners LP (the "Company"), formerly known as Vega Securities LP and Proxima Alfa Securities LP, was organized in 2005 as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company operates from its offices located in New York City.

   The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

2. **Summary of Significant Accounting Policies**

   Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

   Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   During the year ended December 31, 2009, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company had not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

   Accounts receivable - Accounts receivable are carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2009 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2009.

   Property, equipment and depreciation - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives.

Equipment	3-5 years
Furniture and Fixtures	7 years

   Expenditures for maintenance and repairs are charged to operations as incurred.


Revenue recognition - The Company earns management and incentive fees for introducing new investors principally to private investment funds and investment managers. Management and incentive fees earned are computed based on the contractually agreed-upon portion of the fees charged by each manager to the investment funds.

Guaranteed payments to partners - Guaranteed payments to partners represent reasonable compensation for services rendered to the Company and are accounted for as partnership expenses rather than as an allocation of partnership net income. Guaranteed payments represent payment of interest on capital account balances and are not accounted for as expenses of the Company. Such payments are considered as part of the allocation of net income.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable approximate fair market value due to the short-term maturities of these instruments.

Income taxes - The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses. A provision for unincorporated business tax expense has been recorded in the financial statements.

The Company's federal, state, and New York City tax returns are subject to review and examination by the taxing authorities and any adjustments could offset the income tax liabilities of the individual partners.

Uncertain tax positions - Effective January 1, 2009, the Company adopted the provisions of *Accounting for Uncertainty in Income Taxes* ("Uncertain Tax Position"). *Uncertain Tax Position* prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under *Uncertain Tax Position*, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2009, and does not expect a material adjustment to be made.

3. **Property and Equipment**

   Property and equipment consists of the following:

   December 31, 2009

Furniture and Fixtures	$	3,324
Equipment		131,716
		135,040
Less Accumulated Depreciation		117,870
	$	17,170

   Depreciation expense charged to operations for the year ended December 31, 2009 was $27,665.


Notes to Financial Statements
Year Ended December 31, 2009

4. Operating Leases

The Company leases its office space under a space sharing agreement with another party. The agreement requires monthly lease payment and provides that the lease shall continue until terminated by either party at any time upon thirty day's written notice to the other party. Net lease expense charged to operations for the year ended December 31, 2009 was $114,897.

5. Employee Benefit Plans and Deferred Compensation

The Company has agreed to compensate certain employees in accordance with a formula based upon certain performance measurement and vesting periods. Each individual employee's employment agreement contains terms that require the employee to forfeit this compensation for failure to fulfill future employment terms of the agreement. The Company utilizes a straight-line method to recognize this portion of compensation expense over the requisite future service periods for each employee.

At December 31, 2009, the aggregate cumulative amount of employee deferred compensation that has been recognized is $118,995. This amount is included as deferred compensation in the accompanying statement of financial condition. Unvested amounts that are expected to be reflected as part of future compensation costs total $14,262 at December 31, 2009 and are not reflected in the accompanying financial statements.

The Company had a qualified 401(k) plan for employees, which was terminated in 2009. The Company was required to match 25% of the employee's contributions. The Company's 2009 contribution to the plan, charged to operations, was $1,187.

The Company may provide discretionary cash bonuses to certain employees based upon the actual performance of the Company.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17) and the National Futures Association (NFA) Rule 7001, which require the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $428,718, which was $383,718 in excess of its required net capital. The Company's net capital ratio was 0.5 to 1.

7. Concentration of Risk

During the year ended December 31, 2009, approximately 93% of the Company's revenue was derived from two customers. There were no receivables due from these customers at December 31, 2009.

8. Subsequent Event

The Limited Partnership Agreement was amended on January 1, 2010 in order to admit a new limited partner with a 4.17% ownership.

The Company evaluated all subsequent events from the date of the financial statements through February 19, 2010, which represents the date these financial statements are available to be issued, there were no additional events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.



Notes to Financial Statements
Year Ended December 31, 2009

9. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.



Supplementary Information


MANN MANN JENSEN
PARTNERS LP

Schedule of Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Net Capital:		
Total Partners' Capital	$	572,567
Deductions and/or Charges:		
Nonallowable assets:		
Accounts receivable		97,846
Prepaid expenses		28,833
Fixed assets, net		17,170
Total Deductions and/or Charges		143,849
Net Capital before Haircuts on Securities Position (Tentative Net Capital)		428,718
Haircuts on Securities		-
Net Capital	$	428,718
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$	108,514
Deferred compensation		118,995
Total Aggregate Indebtedness	$	227,509
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	45,000
Excess Net Capital	$	383,718
Ratio: Aggregate Indebtedness to Net Capital		0.5 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

**Reconciliation of the Company's Computation of Net Capital and Form X-17A-5
as of December 31, 2009:**

There are no material differences between the Company's computation of net capital in the schedule above and the Company's amended FOCUS report filed on February 19, 2010; therefore, a reconciliation pursuant to Rule 17a-5(d)(4) is not applicable.
